

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Konstantinos Galanakis
Chief Executive Officer and Chief Financial Officer
Elvictor Group, Inc.
Vassileos Constantinou 79
Vari, Attiki, Greece 16672

> **Re: Elvictor Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 000-56508**

Dear Konstantinos Galanakis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services